Company Presentation April 2026

Disclaimer This presentation has been prepared by NovaBridge Biosciences (the “Company”) solely for informational purposes. Certain of the information included herein was obtained from various sources, including certain third parties, and has not been independently verified by the Company. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that no representations, warranties, or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives (the “Company Relevant Persons”), or any sponsor, underwriter, placing agent, financial advisor, capital market intermediary or any of their respective directors, shareholders, employees, agents, affiliates, advisors, or representatives (collectively with the Company Relevant Persons, the “Relevant Persons”) as to, and no reliance should be placed on the truth, accuracy, fairness, completeness, or reasonableness of the information or opinions presented or contained in, and omission from, this presentation. None of the Relevant Persons shall be responsible or liable whatsoever (in negligence or otherwise) for any loss, howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation, except to the extent required by applicable law. The information presented or contained in this presentation speaks only as of the date hereof and is subject to change without notice. This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, and our own estimates of potential market opportunities. All of the market data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee, and the accuracy or completeness of such information has not been independently verified. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this presentation. This presentation also contains references to trademarks and trade names belonging to other entities. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and our use or display thereof does not imply an affiliation with, or endorsement by, any other entities. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “future”, “promising”, “may”, “plans”, “potential”, “will”, “could position”, “promise”, “advance”, “target”, “design”, “strategy”, “pipeline”, and “project”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the design and potential benefits, advantages, promise, attributes, and target usage of givastomig, ragistomig, uliledlimab and VIS-101; the impact of independent evaluations of our clinical trials results; the reliability and reproducibility of comparative clinical data; the projected development and advancement of the Company’s portfolio and anticipated clinical milestones, results and related timing; the Company’s expectation regarding the potential market opportunity of gastric cancer, pancreatic ductal adenocarcinoma, cholangiocarcinoma, neovascular age-related macular degeneration and diabetic macular edema; the market opportunity and the Company’s potential next steps (including the potential expansion, differentiation, or commercialization) for givastomig, ragistomig, uliledlimab and VIS-101; estimated future revenues from the Company’s drug candidates; the Company’s expectations regarding the impact of data from past, ongoing and future studies and trials; the benefits of the Company’s collaboration with development partners; the timing and progress of studies (including with respect to patient enrollment and dosing); the availability of data and information from ongoing studies; and the Company’s expectations regarding its anticipated cash runway, ability to obtain financing and future use of its cash position. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and discussions of potential risks, uncertainties, and other important factors in the Company’s most recent annual report on Form 20-F and the Company’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Company Overview & Highlights

NovaBridge: Accelerating Access to Innovation Global biotech platform with a portfolio of potential first- and best-in-class programs Two lead assets with compelling clinical proof-of-concept supporting differentiated positioning Givastomig: CLDN18.2 × 4-1BB bispecific antibody demonstrating robust and durable responses over broad Claudin 18.2 expression levels and first-in-class/best-in-class potential in 1L gastric cancer VIS-101: Differentiated VEGF-A/ANG-2 bispecific with favorable safety profile and rapid, robust, and durable responses supporting potential best-in-class durability $210.8M in cash providing operational runway through 2028 to support key clinical milestones Multiple near-term catalysts across oncology and ophthalmology programs

Our Evolution to Pioneer the Next Frontier in Global Innovation

NovaBridge

1.0 Clinical-stage China Biotech

2020-2023

- Immuno-oncology
  Autoimmune disorders
- 11 assets
  CD47 mAb / CD73 mAb / αGM-CSF
- Fast-to-market China strategy
  Fast-to-PoC global strategy

Pivot & Focus Asset-based Model

2.0 Clinical-stage US Biotech

2023-2025

- Precision immune-oncology
- 3 assets
  CLDN18.2x4-1BB bsAb / PD-L1x4-1BB bsAb / CD73 mAb
- Fast-to-market ex-China strategy

Global Vision Platform Model

3.0 Global Biotechnology Platform

2025 onwards

- Therapeutic area-agnostic
- 4 assets
  CLDN18.2x4-1BB bsAb / VEGFxAng-2 bsAb / PD-L1x4-1BB bsAb / CD73 mAb
- Global business development strategy
  Fast-to-PoC global strategy

4

Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; PoC = Proof of Concept; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin18.2

Our Platform-based Business Model

Driving Accelerated Development and Value Creation of Innovations in a Quality-oriented and Approach

Emerging innovation for asset sourcing

Deeply rooted in emerging innovation ecosystem with incomparable networks

Accelerate innovative asset development with at scale value creation

Oncology Co	Ophthal Co	Future New Co
• Givastomig (CLDN18.2 x 4-1BB bsAb) • Ragistomig (PD-L1 x 4-1BB bsAb) • Ulileddlimab (CD73 mAb) • …	• VIS-101 (VEGF x Ang-2 bsAb) • …	• …

Attractive exit/spin-off

Strong exit through acquisition or robust options of financing to fuel continued growth and value creation

Our Competitive Edge

BD-in	Clinical Development	BD-out
Leadership with deep BD and finance expertise **Unparalleled healthcare ecosystem access**	**Unique strategies for accelerated asset development** Cross-functional drug development expertise and experience	Long standing presence in US with strong capability to **provide bespoke solutions for biotech/MNCs**

- Enhanced by CBC Group
- Healthy cash runway with strong fund-raising capabilities
- Abundant know-how of platform Co targeting different TA
- Distinctive PoC approach with deep expertise
- Strong exit track record

5

Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2

Our Expanding Pipeline — Four Clinical-stage Assets

NovaBridge

ASSET/ TARGET	INDICATION(S)	REGIMEN	PHASE 1	PHASE 2	REGISTRATIONAL/ PHASE 3	NCT #	MILESTONES	PARTNER
★ Givastomig[1,2] CLDN18.2 X 4-1BB	1L GEA	Giva + Chemo + Nivo vs. Chemo + Nivo	*Potential Accelerated Approval Pathway*			NA	Potential to begin as early as YE 2026	ablbio[4]
	1L GEA	Giva/Nivo/Chemo v. Nivo/Chemo	*CLDN18.2 Positive*			NCT07432295	Phase 2 data 2027	ablbio[4]
	1L GEA	Giva + Chemo + Nivo	*CLDN18.2 Positive*			NCT04900818	Phase 1b Topline data Jan-2026	ablbio[4]
	1L GEA	Giva + Chemo	*CLDN18.2 Low / PD-L1 Low*			NCT04900818	Phase 1b FPI Q4 2025	ablbio[4]
	1L BTC	Giva + Chemo + CPI	*CLDN18.2 Positive*			NCT04900818	Phase 1b FPI Q1 2026	ablbio[4]
	1L PDAC	Giva + Chemo	*CLDN18.2 Positive*			NCT04900818	Phase 1b FPI Q1 2026	ablbio[4]
Ragistomig[1] PD-L1 X 4-1BB	Solid Tumors	Ragi + PD-(L)1				NCT04762641	Phase 1b Topline data 2H 2026	ablbio[4]
Uliledlimab CD73	NSCLC	Uli + PD-(L)1 ± Chemo	CD73 Positive			NCT06984588	Phase 1b/2 PFS data 2H 2026[3]	天境生物[5]
VIS-101 VEGF-A X ANG-2	Wet AMD	Mono	*Planned Phase 2b*			NCT05456828	Phase 2b FPI 2H 2026	EVEREST MEDICINES 云顶新耀[5]
	DME	Mono				NCT05940428	Phase 1 complete	EVEREST MEDICINES 云顶新耀[5]

Ongoing Clinical Trials | Clinical Trials to be Initiated | ★ Core Product
Oncology programs | Ophthalmology programs

1. *Givastomig also known as ABL111, ragistomig also known as ABL503*
2. *BMS agreed to manufacture, supply and grant us a license to use nivolumab (OPDIVO®) in our Phase 1 trial to evaluate givastomig's combination with nivolumab and mFOLFOX6*
3. *Trial conducted by TJ Biopharma, NCT04322006*
4. *Global rights, ex-Greater China, ex-South Korea*
5. *Global rights, ex-China*

Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; 1L = first line; nivo = nivolumab; tori = toripalimab (TUOYI®); CPI = checkpoint inhibitor; GEA = gastroesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; NSCLC = non-small cell lung cancer; Wet AMD = wet age-related macular degeneration; DME = diabetic macular edema; FPI = first patient in; PD-(L)1 = inhibitors of PD-L1 or PD-1; CLDN18.2 = Claudin18.2; CLDN18.2 Low = CLDN18.2 < 75%; PD-L1 Low = CPS < 1

6

Visionary and Seasoned Management Team A seasoned management team composed of industry veterans with extensive regional and functional expertise Years of Industry Experience # 12 Wei Fu Director and Executive Chairman of our Board 25 Sean Fu PhD, MBA Chief Executive Officer Phillip Dennis MD, PhD Chief Medical Officer 28 Kyler Lei Chief Financial Officer 8 Sean Cao PhD Chief Business Development Officer 29 Claire Xu MD, PhD Senior Vice President, Clinical Development 18

Oncology Program Givastomig Claudin 18.2 X 4-1BB bsAb with Best-in-Class Potential

Significant Unmet Need in Gastric Cancer, Givastomig Has Potential to Address >70% of the CLDN18.2 Market

NovaBridge

5th most common cancer , 4th leading cause of cancer mortality worldwide[1]

Over 60% of patients are **diagnosed at an advanced or metastatic stage[2]**

5-year survival rates are only ~7%[2]

Current 1L Standards of Care Leave Significant Room for Improvement[4]


ORR – (%)
CHECKMATE-649
37%
47%
mFOLFOX6 or CapeOX
Nivolumab + mFOLFOX6 or CapeOX
SPOTLIGHT
40%
40%
mFOLFOX6
Zolbetuximab + mFOLFOX6


mPFS – (months)
CHECKMATE-649
6.9
7.7
mFOLFOX6 or CapeOX
Nivolumab + mFOLFOX6 or CapeOX
SPOTLIGHT
8.7
10.6
mFOLFOX6
Zolbetuximab + mFOLFOX6

DISTRIBUTION OF CLAUDIN 18.2 EXPRESSION[5]


≥75
≥1-74
<1
28%
36%
36%

Givastomig has wide potential CLDN18.2 therapeutic reach

Current givastomig studies are evaluating patients with a wide range of CLDN18.2 exression (≥1%), *representing 72% of patients*

Zolbetuximab limited to CLDN18.2 expression (≥75%)[6], *which represents only 36% of patients*

1. Sung 2021; Markets include U.S., five E.U. countries, and Japan in 2025 based on Data Monitor Biomed Tracker
2. The American Cancer Society; based on patients diagnosed with metastatic gastric cancers between 2014 and 2020; https://doi.org/10.1016/j.ctarc.2024.100845
3. Markets include U.S., five E.U. countries, and Japan by 2030 for potential sales based on Data Monitor Biomed Tracker
4. Study results included in FDA approval labels; CHECKMATE-649 used CapeOX in certain patients; comparisons are not based on data from head-to-head trials and are not direct comparisons
5. VYLOY (zolbetuximab-clzb) FDA label, where Claudin 18.2 positivity defined as immunohistochemistry 2+ or 3+
6. Shitara, K., Xu, RH., Ajani, J.A. et al. Global prevalence of claudin 18 isoform 2 in tumors of patients with locally advanced unresectable or metastatic gastric or gastroesophageal junction adenocarcinoma. Gastric Cancer 27, 1058–1068 (2024)

Notes: ORR = objective response rate; mPFS = median progression free survival; 1L = first line, IHC = immunohistochemistry; GI = gastrointestinal; I/O = immuno-oncology; CLDN18.2 = Claudin 18.2; CLDN18 = Claudin 18.2 and Claudin 18.1

9

Givastomig: Best-in-Class, First-in-Class Broad Potential for Gastric Cancer and Other Solid Tumors

NovaBridge

Unique Molecular Design Balances Anti-Tumor Efficacy and Safety


CLDN18.2
4-1BB scFv

Highly Potent CLDN18.2 mAb

- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

Silenced FC: IgG1 (N297A)

- No ADCC or CDC
- Designed to minimize unintended systemic immune activation driven by FcgR-mediated 4-1BB clustering

Conditional 4-1 BB agonist

- Localized T cell activation in TME leading to tumor killing and minimal 4-1BB-mediated liver toxicity or systemic immune response

Broadest coverage in the Claudin 18.2 class

Superior/substantial efficacy across all levels of Claudin 18.2 expression

Tolerable safety profile

Potential eligibility for FDA's Accelerated Approval Pathway

Revised from Nat Rev Clin Oncol. 2024 May;21(5):354-369

Notes: scFv = single chain Fragment-variable region; IgG1 = Immunoglobin G1; ADCC = antibody-dependent cell-mediated cytotoxicity; CDC = complement-dependent cytotoxicity; TME = tumor microenvironment; PFS = progression free survival; CLDN18.2 = Claudin 18.2; 1L = first line; mAb = monoclonal antibody;, PD-L1 = programmed death-ligand

10

Notes: GEC = gastroesophageal cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; mFOLFOX6 = standard of care chemotherapy regimen; nivo = nivolumab; Q2W = every two weeks; Giva = givastomig; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BoR = best overall response; DoR = duration of response; PFS = progression free survival; OS = overall survival; 1L = first line; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2 Givastomig Development Plan: Phase 1b Study Design in Combination with Nivolumab + Chemotherapy Eligibility: 1L unresectable or metastatic GEC/GEJ/EAC HER2-negative CLDN18.2 ≥1+ on ≥1% of tumor cells PD-L1 all comers Sites: All U.S.-based Endpoints: Primary: Safety Secondary: Response rate: ORR, BoR, DoR Survival: PFS, OS PK/PD/exposure Dose Escalation Lead-In (n=5) Dose Escalation (n=17) Dose Expansion (n=42) Dose Escalation (n=6) Giva 12 mg/kg + nivo + mFOLFOX6 Q2W Dose Escalation (n=6) Giva 8 mg/kg + nivo + mFOLFOX6 Q2W Giva 5 mg/kg + nivo + mFOLFOX6 Q2W Dose Expansion 8 mg/kg (n=21) Giva 8 mg/kg + nivo + mFOLFOX6 Q2W Dose Expansion 12 mg/kg (n=21) Giva 12 mg/kg + nivo + mFOLFOX6 Q2W

Feature(s) 8 mg/kg (n=27) Giva combo 12mg/kg (n=27) 12 mg/kg (n=27) 8 mg/kg or 12 mg/kg (n=54) Age Median (y) 64 58 61 Gender Male 63% 41% 52% Female 37% 59% 48% Race Asian 15% 11% 13% White 59% 63% 61% Black 7% 11% 9% NR 19% 15% 17% ECOG PS 0 52% 48% 50% 1 48% 52% 50% 2 0% 0% 0% NR 0% 0% 0% CLDN18.2 ≥ 75 63% 44% 54% < 75 33% 56% 44% NR 4% 0% 2% PD-L1 ≥ 1 89% 63% 76% < 1 11% 37% 24% NR 0% 0% 0% MSI High 4% 4% 4% Notes: Data cutoff as of December 2, 2025, NR = Not Reported; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; ECOG PS = Eastern Cooperative Oncology Group performance status, MSI = microsatellite instability Givastomig Combination Dose Escalation and Expansion Baseline Patient Characteristics

Expansion Data Confirm Prior Efficacy Signals Observed in Escalation

NovaBridge

Cohort / Study:	Givastomig Phase 1b Combination			CHECKMATE-649[3]	SPOTLIGHT[4]	ILUSTRO[6]
	8 mg/kg esc + exp (*n=27*)	12 mg/kg esc + exp (*n=27*)	8 & 12 mg/kg esc + exp (n=53)	mFOLFOX6 / CapeOX + Nivo (*n=789*)	mFOLFOX6 + Zolbe (*n=283*)	Zolbe+Nivo+ Chemo (n=77)
Efficacy-evaluable (n)[1]	26	26	52			71
ORR % (n)	77 (20/26)	73 (19/26)[2]	75 (39/52)	47	NA	62 (36/58)[5]
PD-L1 CPS ≥ 1	74 (17/23)	75 (12/16)	74 (29/39)	49	NA	NA
PD-L1 CPS < 1	100 (3/3)	70 (7/10)	77 (10/13)	38	NA	NA
CLDN18.2 ≥ 75	76 (13/17)	67 (8/12)	72 (21/29)	NA	40	68 (32/47)
CLDN18.2 1-74	78 (7/9)	79 (11/14)	78 (18/23)	NA	NA	NA
CLDN18.2 50-74	NA	NA	78 (7/9)	NA	NA	40 (4/10)
DCR % (n)	96 (25/26)	100 (26/26)	98 (51/52)	NA	NA	NA

8 mg/kg esc + exp (*n=26*)

ORR: % (n)	PD-L1 ≥ 1	PD-L1 < 1
CLDN18.2 ≥ 75	73 (11/15)	100 (2/2)
CLDN18.2 < 75	75 (6/8)	100 (1/1)

12 mg/kg esc + exp (*n=26*)

ORR: % (n)	PD-L1 ≥ 1	PD-L1 < 1
CLDN18.2 ≥ 75	71 (5/7)	60 (3/5)
CLDN18.2 < 75	78 (7/9)	80 (4/5)

Patients with PD-L1 Low and CLDN18.2 Low: ORR of 83% (5/6)

1. *Efficacy evaluable = at least one evaluable on-treatment scan*
2. *Includes three subjects ongoing with unconfirmed partial responses still on treatment*
3. *Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40*
4. *Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668*
5. *Biomarker data were not available for all 58 patients*
6. *Shitara et al. 2026*

Notes: Data cutoff as of December 2, 2025. NA = data not available; ORR = objective response rate; CLDN18.2 = Claudin 18.2; DCR = disease control rate; esc = escalation; exp = expansion;PD-L1 = programmed death-ligand 1; CPS = combined positive score; CLDN18.2 Low = CLDN18.2 < 75%; PD-L1 Low = CPS < 1. ***Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

13

Biomarker Key: PD-L1 CPS < 5 or CLDN18.2 < 75 51/52 Subjects Experienced Tumor Shrinkage Notes: Data cutoff as of December 2, 2025. PD-L1 = programmed death-ligand 1; CPS = combined positive score; CLDN = Claudin 18.2;; CLDN18.2 = Claudin 18.2; SD = stable disease; uPR = unconfirmed partial response; PR = confirmed partial response; PD = progressive disease; CR = complete response

Rapid Responses That Deepen Over Time Dose level 8 mg/kg (n=26)1 12 mg/kg (n=26)2 Median time to response (mo., Min, Max) 1.8 (1.3, 7.5) 2.5 (1.5, 5.4) PD-L1 CPS ≥ 1 1.8 (1.3, 7.5) 1.8 (1.5, 3.9) PD-L1 CPS < 1 5.7 (1.7, 5.7) 3.6 (1.9, 5.4) CLDN18.2 ≥ 75 1.9 (1.5, 5.7) 1.8 (1.7, 3.9) CLDN18.2 < 75 1.7 (1.3, 7.5) 3.1 (1.5, 5.4) 8 mg/kg 12 mg/kg One patient at 8 mg/kg lost to follow up One patient at 12 mg/kg not evaluable for response Notes: Data cutoff as of December 2, 2025. PD-L1 = programmed death-ligand 1; CPS = combined positive score; CLDN18.2 = Claudin 18.2

Promising Progression Free Survival Data Observed

NovaBridge

Phase 1b PFS in efficacy evaluable patients
Based on patients in the dose escalation and dose expansion cohorts

Cohort / Study:	Givastomig Phase 1b Combination Study			CHECKMATE-649[2]	SPOTLIGHT[3]	ILUSTRO[4]
	8 mg/kg esc + exp (*n=27*)	**12 mg/kg esc + exp (*n=27*)**	**8 & 12 mg/kg esc + exp (n=54)**	**mFOLFOX6 / CapeOX + Nivo (*n=789*)**	**mFOLFOX6 + Zolbe (*n=283*)**	**Zolbe+Nivo+ Chemo (n=77)**
Efficacy evaluable patients (n)	26	27[1]	53			71
Median follow-up (months)	10.7	6.8	8.0			
Events n (%)	12 (46%)	5 (19%)	17 (33%)			31 (44%)
Censored n (%)	14 (54%)	22 (81%)	36 (68%)			40 (56%)
Median PFS (months, 95% CI)	**16.9 (6.8, NA)**	**7.7 (6.9, NA)**	**16.9 (7.4, NA)**	7.7 (7.1, 8.5)	10.6 (8.9, 12.5)	14.8 (8.3, NA)
6-month PFS rate (95% CI)	73% (51.7, 86.2)	91% (69.0, 97.7)	82% (67.6, 90.0)			73 (NA)
DOR (months, 95% CI)	15.2 (5.6, NA)	NA	15.2 (6.0, NA)			
Patients remaining on study	11	18	29			

1. *The 12 mg/kg cohort includes one additional patient for survival analysis who was ineligible for response analysis*
2. *Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40*
3. *Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668*
4. *Shitara et al. 2026*

Notes: Data cutoff as of December 2, 2025. PFS = progression free survival; DOR = duration on response; NA = not yet reached. ***Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

16

Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons. Efficacy Breakdown of Givastomig vs. Zolbetuximab in 1L GEC (ILUSTRO) Givastomig Efficacy Comparisons in Combination with nivolumab + FOLFOX Inclusion of CLDN high patients (≥75%) Inclusion of CLDN intermediate patients (≥ 50% - 74%) Inclusion of CLDN low patients (1% - 49%) ORR > 70% in all patients mPFS > 16 months in ITT 6-month landmark PFS > 80% in all patients 12-month landmark OS > 60% Zolbetuximab

Givastomig Safety: Comparable to Other 1L Combinations in GEC

NovaBridge

Cohort/Study	Givastomig Phase 1b Combination Study		CHECKMATE-649[1]	SPOTLIGHT[2]	ILUSTRO[3]
	8 mg/kg (*n=27*)	12 mg/kg (*n=27*)	mFOLFOX6 / CapeOX + Nivo (*n=782*)	mFOLFOX6 + Zolbe (*n=279*)	Zolbe+Nivo+ Chemo (n=77)
TEAE					
All Grades	100%	100%	NA	>99%	98.7%
≥ Grade 3	70%	70%	NA	87%	66.2%
TRAE any drug					
All Grades	100%	100%	94%	99%	98.7%
≥ Grade 3	56%	56%	60%	79%	NA
TRAE any drug → CLDN agent withdrawn					
All Grades	22%	11%	NA	20%	5.2% (TEAE)
TRAE any drug → any drug withdrawn					
All Grades	41%	26%	36%	14%	49.4% (TEAE)
TRAE leading to death	**0%**	**0%**	**2%**	**5%**	**NA**
SAE all causality					
All Grades	59%	41%	54%	45%	37.7%
SAE related any drug					
All Grades	19%	19%	22%	NA	23.4%

1. Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40
2. Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668; VYLOY [package insert]. Northbrook, IL: Astellas Pharma US, Inc..
3. Shitara et al. 2026

Notes: Data cutoff as of December 2, 2025. TEAE = treatment emergent adverse event; TRAE = treatment related adverse event; 1L = first line; GEC = Gastroesophageal cancer; SAE = serious adverse event ***Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

18

Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 – 40 Notes: TRAE = treatment emergent adverse event, ORR = objective response rate, PFS = progression free survival, OS = overall survival Givastomig is an investigational early-phase therapy. Information in the text above is not intended to be a direct comparison to approved treatments. The comparisons in the text above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons. Givastomig Safety Profile Suitable for Combination in 1L Gastric Cancer Most common givastomig-related TRAEs were nausea, vomiting, and fatigue, with Grade 3 incidence of these AEs ≤11% Most common any drug-related TRAEs were fatigue, nausea, neutropenia Grade 3 incidence was low in each cohort (8 mg/kg and 12 mg/kg, respectively): fatigue (7%, 11%) nausea (7%, 4%) neutropenia (26%, 26%) Only Grade 4 TRAE was neutropenia (4% at 8 mg/kg and 7% at 12 mg/kg) No Grade 5 TRAEs were reported Incidence of immune-related adverse events similar to those observed in CHECKMATE-6491 except for immune-related gastritis Observed in 33% of patients: Grade 3 incidence low (≤ 12% at each dose), no Grade 4 Clinically manageable with medication and treatment interruption, median onset 2-3 months after tumor response, associated with improved clinical outcomes (ORR, PFS and OS)

Shitara et al. 2026 Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668 Notes: ORR = objective response rate, PFS = progression free survival, OS = overall survival, AE = adverse event; CPI = checkpoint inhibitor *Givastomig is an investigational early-phase therapy. Information in the text above is not intended to be a direct comparison to approved treatments. The comparisons in the text above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons. Givastomig Demonstrated BIC/FIC Potential in 1L GEC Comparison of givastomig + immunochemotherapy vs. zolbetumimab + immunochemotherapy (ILUSTRO study1)* Coverage: Givastomig Provides the Broadest Coverage in CLDN18.2 Asset Class Givastomig includes CLDN18.2 ≥1% at ≥1+ intensity Zolbetuximab development limited to CLDN18.2 ≥75% at ≥2+ intensity Efficacy: Givastomiag Provides Superior Efficacy in 1L Gastric Cancer ORR: 75% for Givastomig vs 62% for zolbetuximab in combination with immunochemotherapy. Efficacy observed across all CLDN18.2 and PD-L1 levels Median PFS: 16.9 Months for givastomig vs 14.8 for zolbetuximab Safety: Givastomig well tolerated when combined with immunochemotherapy alone Little 4-1BB historically reported liver toxicity Incidence of immune-related AE similar to immunochemotherapy alone (except for gastritis) Reported in 33% of patients at both dose levels, few Grade 3 events Clinically manageable with withholding of givastomig/CPI, initiation of corticosteroids Observed after tumor responses (4-5 months) and associated with improved ORR, PFS and OS

Expansion Data Reinforces Givastomig's Best-in-Class Potential


CLDN18.2
4-1BB scFv

- Robust efficacy, with **77% ORR observed at 8 mg/kg and 73% ORR observed at 12 mg/kg**
- **Responses** observed **across a wide range of PD-L1 and CLDN18.2** expression levels
- Durable responses with **16.9-month mPFS observed at 8 mg/kg**
- **Well tolerated** in combination with immunochemotherapy, **without dose dependent toxicity**
- **Broad potential in gastric cancer** and other CLDN18.2+ tumors such as PDAC and BTC
- **Detailed Phase 1b expansion data to be presented at a medical conference in 2026**

21

Notes: Data cutoff as of December 2, 2025. scFv = single chain Fragment-variable region; ORR = objective response rate; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; mPFS = median progression free survival

Significant Market Opportunity in Gastric Cancer and Beyond

Gastroesophageal Cancer (GEC)

Promising peak sales potential

Currently, **~180k**[1] patients diagnosed with 1L gastric cancer US/EU5/Japan, among which **~105k**[2,3] **cases are HER2-negative & CLDN18.2-positive**



1L HER2-negative GEC
Therapeutic Landscape
100%
10%
1%
PD-L1 CPS
Givastomig
Potentially FIC & BIC
Givastomig
Potentially BIC
Zolbetuximab4
>1%
≥75%
CLDN18.2 Level

Total Addressable Market by 2030

% as prevalence of CLDN18.2 expression

Metastatic Gastric Cancer	**~$12Bn**[4]	**>70%**[6]
1L Pancreatic Ductal Adenocarcinoma	**~$3.7Bn**[5]	**60-85%**[6]
1L Biliary Tract Carcinoma	**~$1.2Bn**[5]	**~70%**[6]

Estimated global peak sales[7] **of givastomig**

~$3Bn
1L GEC Only

~$5Bn
Across 1L GEC / BTC / PDAC

1. *Markets include U.S., five E.U. countries, and Japan in 2025 based on Data Monitor Biomed Tracker, based on 1L treatment*
2. *HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER-2 screening data from ToGA: targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84*
3. *CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035*
4. *Markets include U.S., five E.U. countries, and Japan by 2030 for potential sales based on Data Monitor Biomed Tracker*
5. *Based on Frost & Sullivan – Internal Report, on file*
6. *Ventana Assay Validation Report – Internal Report, on file*
7. *Potential peak sales numbers shown do not consider gross-to-net, probability of success adjustments, or revenue splits. Includes only U.S., five E.U. countries, and Japan*

Notes: 1L = first line; IO = immuno-oncology; FIC = first-in-class; BIC = best-in-class;; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; CPS = combined positive score; BTC = biliary tract carcinoma; PDAC = pancreatic ductal adenocarcinoma

22

Visara, Inc. NovaBridge’s 1st Spoke 23

Visara is Led by an Exceptional and Experienced Leadership Team

NovaBridge

Transaction Structure


NovaBridge
AffaMed
ESOP
65%
30%
5%
Visara, Inc.

- NovaBridge invested **cash** for **65% equity interest in Visara**
- AffaMed contributed its **rights and interests in VIS-101** for **30% of the equity interest in Visara**
- The remaining 5% equity interest in Visara reserved for an ESOP
- **VIS-101-related ownership interests shown schematically**

NewCo Leadership



Emmett T. Cunningham, Jr., MD, PhD, MPH

Co-Founder and Executive Chairman, Visara; Vice-Chairman, NovaBridge

World-renowned ophthalmologist; Former Senior Managing Director, Blackstone Group

25+ years of experience as an entrepreneur and investor

Co-founder of 5+ companies, with a track record of serial entrepreneurial successes (IPO or acquired by MNCs)

Internationally recognized specialist in infectious and inflammatory eye disease with over **450 publications**

Led the development of **Macugen®: a first-in-class VEGF-A inhibitor for AMD and DME**



Cadmus Rich, MD, MBA

Chief Medical Officer (CMO)

18+ years experience as an Executive level R&D professional with deep ophthalmology experience at **multiple pharmaceutical and biotechnology companies** including Lassen Therapeutics, Aura Biosciences and Alcon

Strong experience working with **FDA, EMA and MHRA** on multiple, varied research and development projects



Carlos Quezada-Ruiz MD, FASRS

Chairman, Scientific Advisory Board, Visara

15+ years experience in ophthalmology holding various roles as a vitreoretinal surgeon, translational science & drug development executive, clinical R&D & TA head

CMO, Alkeus Pharmaceuticals. Most recently the **medical lead for VABYSMO® at Roche, and played a pivotal role in the global development and approvals** of VABYSMO® and SUSVIMO®, leading design, execution, readouts, fillings and launch

24

VIS-101 – Purpose-Designed to be Best-in-Class for Retinal Vascular Diseases


Anti-VEGF-A
Modified Fc
Anti-Ang-2

Phase 2a wet AMD Update

Safe and well-tolerated

Rapid, robust, and durable treatment responses

- **Mean BVCA > 10 ETDRS letters**
- **Mean CST 100-150 µm**

Potentially best in class durability:

- **~Two-thirds retreatment free at 4 months,**
- **~Half retreatment free at 6 months**

Visara

25

$15B Total Branded Anti-VEGF-A Market1 DME Wet AMD RVO 20M+ 21M+ 16M+ More than 57M people affected globally2 Data source: 1. Ophthalmic Anti-VEGF Therapeutics Market Size & Share 2025 – 2034, published December 2025, 2. Invest Ophthalmol Vis Sci. 2021 Nov 24; 62 (14): 26. doi: 10.1167/iovs.62.14.26, wet age-related macular degeneration (wet AMD), diabetic macular edema (DME), retinal vein occlusion (RVO) 26

Global revenue projected to grow to >$20B by 2030 Increased revenue correlates with improved durability Lucentis® Q4W Eylea® Q8W Revenue 2y from Launch $1.8B $2.8B Vabysmo® Q8-16W Eylea HD® Q8-16W $4.4B $1.5B VIS-101 $1B+* Early Data Support VIS-101’s Potential for Best-in-Class Durability Q8-24W+  Anti-VEGF Ophthalmology Market Growth Driven by Efficacy and Durability Improvements Data source: Global data & Evaluate Pharma; sales revenue forecasts for Lucentis, Eylea, Vabysmo and Eylea HD, *Estimated VIS-101 revenue, Visara estimate 27

VIS-101: Purpose-Designed to be Best-in-Class Dual VEGF-A X ANG-2 Inhibitor

Bispecific, Tetravalent design: increased binding sites and increased VEGF-A and ANG-2 affinity



Humanized anti-VEGF-A mAb
~2X inhibitory activity

Optimized Fc region for shortened plasma half-life

Anti-Ang-2 inhibitory peptides (18mers)
~17X inhibitory activity, for class leading durability

~ 154 kDa biologic

~Half of VIS-101 Patients in Phase 1 and Phase 2a Remain Retreatment-Free at 6 months*

Visara

*Based on treatment naïve groups from evaluated patients in two clinical studies; The Phase 1 study was conducted in the U.S, the Phase 2a study was conducted in China

28

4 doses Up to 16 weeks Study Assessed Safety and Tolerability of VIS-101, Time to Retreatment After Loading Doses 6 mg (n=25) 3 mg (n=13) Monthly follow-up to Week 36 or retreatment Patient criteria: Aged 50-80 years with wet AMD (both treatment naïve and pre-treated) BCVA ETDRS letter score 78-19 CST ≥250 µm on OCT Endpoints: BCVA (ETDRS letters) CST Safety VIS-101: Phase 2a Study Overview *Specific Disease Activity Criteria defined in the clinical protocol N=38, randomized 2:1 Retreatment rate Study designed to evaluate time to retreatment after 3 loading doses Retreatment based on defined Disease Activity Criteria based on BCVA or CST and wet AMD disease activity Loading Doses 29

Baseline characteristics were similar between the 6mg and 3mg cohorts Patient Characteristics 6mg (N=25) 3mg (N=13) Total (N=38) Age (average), years 69.5 71.5 Sex, (n, %) Male 17 (68.0) 8 (61.5) 25 (65.8) Female 8 (32.0) 5 (38.5) 13 (34.2) Baseline BCVA (Letters) 54.7 52.3 53.9 Baseline CST (μm) 417.2 407.6 413.9 Previously received anti-VEGF therapy, n (%) Yes 13 (52.0) 4 (30.8) 15 (44.7) No 12 (48.0) 9 (69.2) 21 (55.3) Phase 2a Study Demographics Represent Wet AMD Patients Source: ASKG712-CT-I-1_Phase 1/2a Top Line Table 14.1.3 30

(7/9) (7/11) (3/9) (5/11) * * (16 vs. 24 weeks post loading doses) (7/9) (7/11) (3/9) (5/11) * Source:  nAMD China Phase 2a final raw dataset (tab BCVA001_1) – not final analysis Notes: *12 randomized, one patient in the 6mg naïve patient cohort dropped out after week 8 follow-up. #One patient did not have reading on W32. VIS-101 - Sustained BCVA and CST Improvements (treatment naïve) Mean BCVA >10 ETDRS letters Mean CST ~100-150 µm (after 3 loading doses) ~Two-thirds retreatment free at 4 months ~Half retreatment free at 6 months 31 # ~Half of patients are retreatment free through 36 weeks BCVA CST VIS-101 (3 loading doses) (4 mos) (6 mos)

Q12W  VIS-101 (3 intravitreal injections) Faricimab 6mg  (All Treatment Naïve) Treatment free Less loading doses Faricimab   (4 intravitreal injections) Treatment Interval: 12-16 weeks Faricimab, Q16W  (n=31) Ranibizumab, 0.5mg, Q4W (n=16) Faricimab, Q12W  (n=24) Q16W  1.Cross trial comparison, Faricimab data source: Adapted from Figure 5 in Khanani et al., The STAIRWAY Phase 2 Randomized Clinical Trial. JAMA Ophthalmol. 2020 Sep 1;138(9):964-972. Source:  nAMD China Phase 2a final raw dataset (tab BCVA001_1) – not final analysis Notes: *12 randomized, one patient in the 6mg naïve patient cohort dropped out after week 8 follow-up. Also note that one patient in the 6 mg treatment group did not have reading on W32. Treatment Naïve and Pre-Treated VIS-101 patients compare favorably to faricimab Phase 2 STAIRWAY trial1 Fixed Treatment Regimen of 12 and 16 weeks VIS-101 – Robust Efficacy, Best-in-Class Potential 32 3mg (n=9 randomized) 6mg (n=122 randomized) Treatment Free: up to 28 weeks Treatment-Naïve, Retreatment free Patients

VIS-101 - Best-in-Class Durability Potential

~Half of patients are retreatment free through 36 weeks

VIS-101 Retreatment free Rates by Visit (Treatment Naïve)



Study Eye Retreatment-free Rates, %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Loading Dose Phase
100%
100%
64%
64%
55%
45%
45%
6mg (N=11 Randomized)
Faricimab
~45%1
Baseline
W4
W8
W12
W16
W20
W24
W28
W32
W36
Weeks
(4 mos)
(6 mos)

Retreatment Criteria[2]

- Change in CST ≥75 μm compared previous lowest CST
- BCVA decreases of ≥5 letters compared to the mean BCVA of the last two visits OR decreases by ≥10 letters compared to the previous highest BCVA
- New or recurrent retinal/subretinal fluid on OCT
- Presence of new macular hemorrhage related to nAMD

Source: nAMD China Phase 2a final raw dataset (tab TREAT001_1)

1. Faricimab Phase 3 data; 16 weeks after loading. Efficacy, durability, and safety of intravitreal faricimab up to every 16 weeks for neovascular age-related macular degeneration (TENAYA and LUCERNE): two randomised, double-masked, phase 3, non-inferiority trials. Lancet 2022; 399: 729–40.
2. Retreatment Criteria based on Disease Activity Criteria in the Phase 2a clinical protocol ASKG 712-CT-I-1

Faricimab comparison is not based on a head-to-head study. VIS-101 is an investigational agent that has not been approved in any geography.

Neovascular age-related macular degeneration (nAMD), optical coherence tomography (OCT), best corrected visual acuity (BCVA)

Visara

33

Source:  ASKG712-CT-I-1_Phase 1/2a Top Line Table 14.3.2.5, *2 events one with a grade change, System Organ Class/Preferred Term (SOC/PT)  SOC/PT 3mg (N=13) n(%) E 6mg (N=25) n(%) E Total Treatment Related TEAE 0 2 (8) 4 Eye Disorder 0 2 (8) 4 Uveitis 0 1 (4) 3* Vitreous opacities 0 1 (4) 1 *Uveitis was asymptomatic and did not include change in vision or vasculitis Favorable safety profile with only 2 patients with related AEs VIS-101 was Safe and Well-Tolerated with Only 2 Related Events and No Safety Signals Identified in Treatment Emergent Adverse Events VIS-101 - Favorable Safety Profile with No Dose-Limiting Toxicity 34

VIS-101 – Purpose-Designed to be Best-in-Class for Retinal Vascular Diseases 35 Anti-Ang-2 Anti-VEGF-A Modified Fc Phase 2a wet AMD Update Safe and well-tolerated Rapid, robust, and durable treatment responses Potentially best in class durability Next Steps: Phase 2b study expected to be initiated H2 2026 Global Phase 3 program expected to begin in 2027

Other Oncology Programs Ragistomig Uliledlimab

Ragistomig: A Potential Next-Generation Immuno-oncology Backbone for Cancer Treatment

Novel Bispecific PD-L1 x 4-1BB with Differentiated Molecular Design

Key Differentiators


PD-L1 IgG
4-1BB scFv

- Highly differentiated PD-L1 and 4-1BB bsAb molecule design
- Reduced cytokine release and lower hepatic and systemic immunotoxicity
- Higher specificity for 4-1BB binding

Compelling Clinical Data in Phase 1, Including Significant Checkpoint Inhibitor Exposed Patients

	Ragistomig[1]	Acasunlimab (GEN1046)[2]
Diagnosis	Advanced or refractory solid tumors	Advanced or refractory solid tumors
Treatment	Monotherapy 0.7 mg – 10 mg/kg, Q2W	Monotherapy 25 –1,200 mg, Q3W
Efficacy Evaluable	26 (sum of 3 mg/kg and 5 mg/kg)	61 (25 – 1,200 mg) 30 (80 – 200 mg)
ORR	**26.9% (7/26)**	6.6% (4/61) 13.3% (4/30, 80 – 200 mg)
Prior PD-(L)1 exposure of responders	**71.4% (5/7)**	50% (2/4)
DCR (CR+PR+SD)	**69.2% (18/26)**	65.6% (40/61)
Safety	**24.5% (13/53)** Grade 3 AST / ALT	10% Grade 3 AST / ALT

Ragistomig Differentiation

- Potential BIC PD-L1 x 4-1BB with better ORR data in Phase 1 as monotherapy
- Compelling clinical data in checkpoint inhibitor relapsed/refractory and PD-(L)1 naïve patients

Safety Data in Phase 1 Trial

	All Grades	Grade≥3
Any TRAE	40 (75.5%)	22 (41.5%)
TRAE in >= 10% of patients		
ALT Increased	17 (32.1%)	12 (22.6%)
AST Increased	16 (30.2%)	11 (20.8%)
Pyrexia	8 (15.1%)	1 (1.9%)
Nausea	7 (13.2%)	-
Rash	7 (13.2%)	2 (3.8%)
Fatigue	6 (11.3%)	1 (1.9%)
Platelet Count Decreased	6 (11.3%)	1 (1.9%)

1. *ASCO 2024 poster*
2. *Cancer Discovery 2022*

Notes: ***The comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***
bsAb = bispecific antibody; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase; Q2W = every two weeks; BIC = best-in-class; PD-L1 = programmed death-ligand 1; TRAE = treatment related adverse event

37

Uliledlimab: A Potential Best-in-Class CD73 Therapeutic

Key Differentiators


Anti-CD73

- **Complete inhibition of CD73 in a typical dose-response curve without the "hook effect" vs. other mAbs**
- **Non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, offering a clear edge over small molecules**
- **Patient selection based on CD73 expression supported by clinical data, with a demonstrated safety profile comparable to CPI monotherapy studies**

Dose-dependent CD73 Inhibition without the "Hook Effect"


CD73 dimer
Uliledlimab
CD73 Enzyme Activity Inhibition
Uliledlimab Concentration


CD73 dimer
Oleclumab
CD73 Enzyme Activity Inhibition
Oleclumab Concentration

Uliledlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity

Phase 2 ORR Data from Front-line NSCLC Cohort[1]

ORR% (n)	PD-L1 All	PD-L1≥1%
CD73^{High}	53% (10/19)	63% (10/16)
CD73^{Low}	18% (8/45)	20% (5/25)
Pembro (KN-042) PD-L1≥1%	NA	27% (174/637)

Safety Observations for Uliledlimab, Administered to >200 Patients in Combination Studies with CPIs

Safety profile of combination comparable to CPI monotherapy studies

Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

1. *Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients.*

Source: AACR2021

Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences / Coherus Biosciences)

38

Financial Overview and Upcoming Catalysts

Financial Overview No outstanding debt Cash, cash equivalents & short-term investments To support planned operations $210.8 million1 Runway to Q4 2028 Unlevered balance sheet Represents consolidated cash balance of NovaBridge (including Visara) as of December 31, 2025

Near-term Catalysts

NovaBridge

Clinical Development

1Q26 — Giva (completed)
Initiate randomized global Phase 2 study for 1L treatment of GEA in combo with chemo + PD-1 and have the first patient enrolled

1Q26 — Giva
Initiate additional Phase 1b cohorts for 1L treatment of BTC in combo with chemo + PD-L1 and have the first patient enrolled

Initiate additional Phase 1b cohorts for 1L treatment of PDAC in combo with chemo and have the first patient enrolled

2H26 — VIS-101
Initiate Phase 2b Study in China to finalize Phase 3 wet AMD dosing regimen

YE26 — Giva
Initiate Phase 3 to support Accelerated Approval Pathway (as early as YE 26)

2H27 — VIS-101
Initiate Phase 3 wet AMD studies in the US and China

2027 — Giva
Complete Phase 2 study for 1L treatment of GEA in combo with chemo + PD-1

Data Readout

1Q26 — Giva (completed)
Topline data of dose expansion cohorts from Phase 1b study for 1L treatment of GEA in combo with chemo + PD-1

1Q26 — VIS-101
Topline data from randomized monotherapy Phase 2 study in wet AMD

2H26 — Ragi
Topline data from Phase 1b study for late-line treatment of solid tumors in combo with PD-(L)1

2H26 — Uli
PFS data from Phase 1b/2 study for late-line treatment of NSCLC in combo with PD-(L)1 ± chemo

2026 — Giva
Presentation of dose expansion Phase 1b combination data at major medical meeting

2027 — Giva
PFS data from Phase 2 study for 1L treatment of GEA in combo with chemo + PD-1

Notes: 1L = first line; GEA = Gastroesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; NSCLC = non-small cell lung cancer; Wet AMD = wet age-related macular degeneration; DME = diabetic macular edema; PD-(L)1 = inhibitors of PD-L1 or PD-1; PFS = progression free survival
Illustrative timeline reflects management's current expectations

41

Thank you www.novabridge.com IR@novabridge.com